Exhibit 9

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY

Carolyn Tiffany

Chief Operating Officer

(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

SHOCKED AT SIZELER PROPERTY INVESTORS, INC.
PROPOSED SALE OF SHARES, PROPOSES ALTERNATIVES

FOR IMMEDIATE RELEASE – Boston, Massachusetts – March 15, 2005 – First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) sent a letter to Sidney W. Lassen, Chairman of the Board of Sizeler Property Investors, Inc. (NYSE:SIZ).  In the letter, First Union communicated its dissatisfaction with Sizeler’s plans to sell 2,649,000 shares of its common stock at a price substantially below Sizeler’s current market price.  First Union said that it believed that the sale is a blatant attempt on behalf of management to thwart First Union’s efforts to increase shareholder value and was designed to entrench current management.  First Union said that Sizeler’s purported justification for the sale is to provide funds to redeem its currently outstanding convertible debentures, even though the sale will not provide sufficient funds to fully redeem the debentures, is being sold at below the conversion price of the debentures and there is no immediate need to redeem the debentures.

In its letter, First Union offered Sizeler four alternatives to its proposed sale of shares:  1) Sizeler should commence a rights offering giving its shareholders the ability to subscribe for 4,930,000 shares at $11.50 per share.  First Union will purchase all unsubscribed shares and the offering would provide Sizeler with sufficient funds to redeem all of the debentures;  2) First Union will purchase all 2,649,000 shares at $11.25 per shares; 3) First Union will purchase 4,930,000 shares at $11.50 per share, providing Sizeler with sufficient proceeds to redeem all of its outstanding debentures; or 4) First Union will loan Sizeler $56,599,000 at a 9% interest rate, providing Sizeler with sufficient funds to redeem all of the debentures.  These alternatives are subject to certain conditions including, without limitation, execution of definitive documentation and waiver of applicable restrictions.

Michael Ashner, Chief Executive Officer of First Union, said “We believe that the transaction reported today is an obvious attempt by an under-performing management to entrench themselves at the expense of shareholders equity as evidenced by the below market sale price and market reaction today.  There is no reason for Sizeler to enter into this transaction at this time other than as an attempt to manipulate the outcome of the upcoming shareholders election.  We are not unaware of the costs to Sizeler of the debentures being redeemed from both an interest rate and conversion prospective.  We have today proposed to Sizeler a number of alternatives any one of which may be selected at the Board’s option, and all of which would either avoid or reduce the dilution to shareholder equity which the transaction reported today causes.  We assume that the independent members of the Board will review our proposals in good faith and respond to their shareholders and us accordingly.”

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler’s 2005 Annual Meeting of Stockholders.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting.  Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.